UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)

|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

SCHEDULE 13G

CUSIP NO. 554489 10 4

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Mack Group

William L. Mack
Earle I. Mack
Mitchell E. Hersh
David S. Mack
Fredric Mack
Richard Mack
Stephen Mack
David S. Mack, as Trustee for The David and Sondra Mack Foundation
David S. Mack, as Trustee for the Earle I. Mack Foundation Inc.
David S. Mack, as Trustee for the Earle I. Mack Family Trust II
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) |X|

(b) |_|

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF	5.	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER	9,399,758

OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	9,399,758

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,399,758*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.4%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Response to Item 4.

Item 1

(a).	Name of Issuer:

Mack-Cali Realty Corporation

(b).	Address of Issuer's Principal Executive Offices:

11 Commerce Drive, Cranford, New Jersey 07016

Item 2

(a).	Name of Person Filing:

The Mack Group

(b).	Address of Principal Business Office:

11 Commerce Drive, Cranford, New Jersey 07016

(c).	Citizenship:

Each member of The Mack Group is a citizen of the United States.

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:

554489 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company

Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-

1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-

1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit

Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of December 31, 2004:

(a)	Amount beneficially owned:

9,399,758*

* David S. Mack and Earle I. Mack, members of The Mack Group, are trustees of the Earle I. Mack Foundation Inc., a charitable foundation that owns 80,000 reported shares. In addition, David S. Mack is also a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 200,000 reported shares. David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

(b)	Percent of class:

13.4%

(c)	Number of shares to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

9,399,758

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

9,399,758

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	/s/ William L. Mack
William L. Mack

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Attorney-In-Fact
for Earle I. Mack

Dated: February 8, 2005	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack

Dated: February 9, 2005	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2005	/s/ Richard Mack
Richard Mack

Dated: February 14, 2005	/s/ Stephen Mack
Stephen Mack

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Trustee for the
Earle I. Mack Foundation Inc.

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Trustee for the
Earle I. Mack Family Trust II

Dated: February 14, 2005	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 14, 2005	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack

Exhibit A

THE MACK GROUP

NAME	NUMBER OF SHARES BENEFICIALLY OWNED[1]
William L. Mack	2,477,614
Earle I. Mack	2,039,265
Mitchell E. Hersh	306,157
David S. Mack	2,158,947
Fredric Mack	912,159
Richard Mack	106,128
Stephen Mack	106,129
David S. Mack, as Trustee for The David and Sondra Mack Foundation	200,000[2]
David S. Mack, as Trustee for the Earle I. Mack Foundation Inc.	80,000[2]
David S. Mack, as Trustee for the Earle I. Mack Family Trust II	179,589
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack	416,885
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack	416,885
TOTAL	9,399,758[2]

_________________________

1Includes shares of Common Stock, restricted shares of Common Stock, limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

2David S. Mack and Earle I. Mack, members of The Mack Group, are trustees of the Earle I. Mack Foundation Inc., a charitable foundation that owns 80,000 reported shares. In addition, David S. Mack is also a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 200,000 reported shares. David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 14, 2005	/s/ William L. Mack
William L. Mack

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Attorney-In-Fact
for Earle I. Mack

Dated: February 8, 2005	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack

Dated: February 9, 2005	/s/ Fredric Mack
Fredric Mack

Dated: February 14, 2005	/s/ Richard Mack
Richard Mack

Dated: February 14, 2005	/s/ Stephen Mack
Stephen Mack

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Trustee for the
Earle I. Mack Foundation Inc.

Dated: February 9, 2005	/s/ David S. Mack
David S. Mack, as Trustee for the
Earle I. Mack Family Trust II

Dated: February 14, 2005	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 14, 2005	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack

Exhibit C

POWER OF ATTORNEY

POWER OF ATTORNEY

(DURABLE BROAD FORM)

KNOW ALL MEN BY THESE PRESENTS:

THAT I, EARLE I. MACK, having an office c/o The Mack Company at 2115 Linwood Avenue, Fort Lee, New Jersey 07024, by these presents do hereby make, constitute and appoint DAVID S. MACK and/or WILLIAM L. MACK, also having an office c/o The Mack Company at 2115 Linwood Avenue, Fort Lee, New Jersey 07024, either one acting alone, as my true and lawful agent and attorney-in-fact, to act for me and on my behalf, in my name, place and stead:

To exercise, do, or perform any act, right, power, duty or obligation whatsoever that I now have or may acquire the legal right, power, or capacity to exercise, do, or perform in connection with, arising out of, or relating to any person, item, thing, transaction, business, property (whether real, personal, tangible or intangible), or other matter whatsoever, involving The Mack Company and/or any one or more of its affiliated business entities in which I have an interest, including but not limited to any and all business transactions involving the acquisition, sale, exchange, leasing, financing and/or refinancing of properties by The Mack Company and/or any one or more of its affiliated business entities in which I have an interest;

To ask, demand, sue for, recover, collect, receive, and hold and possess all such sums of money, debts, dues, bonds, notes, checks, drafts, accounts, deposits, legacies, bequests, devises, interests, dividends, stock certificates, certificates of deposit, annuities, pension and retirement benefits, insurance benefits and proceeds, documents of title, choices in action, personal and real property, intangible and tangible property and property rights, and demands whatsoever liquidated or unliquidated, as are now, or shall hereafter become, owned by or due, owing, paying, or belonging to me or in which I have or may acquire an interest, and to have, use, and take all lawful ways and means and legal and equitable remedies, procedures, and writs in my name for the collection and recovery thereof, and to compromise, settle, and agree for the same, and to make, execute and deliver for me and in my name all endorsements, releases, receipts or other sufficient discharges for the same;

To lease, purchase, exchange and acquire, and to bargain, contract, and agree for the lease, purchase, exchange and acquisition of, and to take, receive and possess any real or personal property whatsoever, tangible or intangible, or interest therein, on such terms and conditions, and under such covenants, as my attorney-in-fact shall deem proper.

To improve, repair, maintain, manage, insure, rent, lease, sell, release, convey, subject to liens, mortgage and hypothecate, and in any way or manner deal with all or any part of any real or personal property whatsoever, tangible or intangible, or any interest therein, which I now own or may hereafter acquire, for me and in my name, and under such terms and conditions, and under such covenants, as my attorney shall deem proper;

Prepared by:

/s/ MARTIN E. DOLLINGER, ESQ.
MARTIN E. DOLLINGER, ESQ.

To engage in and transact any and all lawful business of whatever nature or kind for me and in my name; and

To sign, endorse, execute, acknowledge, deliver, receive and possess such applications, agreements, affidavits, certifications, contracts, commitments, loan agreements, promissory notes, mortgages, loan guaranties, environmental indemnities, reimbursement agreements, options, covenants, deeds, conveyances, trust deeds, security agreements, bills of sale, leases, mortgages, assignments, insurance policies, bills of lading, warehouse receipts, documents of title, bills, bonds, debentures, checks, drafts, bills of exchange, stock certificates, proxies, warrants, commercial paper receipts, withdrawal receipts and deposit instruments relating to accounts or deposits in, or certificates of deposit of, banks, savings and loan or other institutions or associations, proofs of loss, evidences of debts, releases and satisfaction of mortgages, judgments, liens, security agreements, and other debts and obligations, and such other instruments in writing of whatever kind and nature as may be necessary or proper in the exercise of the rights and powers herein granted.

I grant to my attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully as I could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that my attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This instrument is to be construed and interpreted as a general power of attorney. The enumeration of specific items, acts, rights or powers herein does not limit or restrict, and is not to be construed or interpreted as limiting or restricting, the general powers herein granted to my attorney-in-fact.

This Power of Attorney is effective now and shall remain in effect even if I should become disabled for reasons such as, by way of example but not limitation, mental illness, mental deficiency, physical illness or disability, advanced age, chronic use of drugs, chronic intoxification, confinement, detention by a foreign power, or disappearance.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the 10th day of September in the year 2004.

/s/ EARLE I. MACK (L.S.)
EARLE I. MACK

)	REPUBLIC OF FINLAND )
) SS.:	CITY OF HELSINKI	):SS
)	EMBASSY OF THE UNITED STATES OF AMERICA )

BE IT REMEMBERED, that on this 10th day of September 2004, before me, the subscriber, a Notary Public of the State of New Jersey, personally appeared EARLE I. MACK, who, I am satisfied, is the person mentioned in the within instrument, and thereupon he acknowledged that he signed, sealed and delivered the same as his act and deed, for the uses and purposes therein expressed.

/s/ Edward P. Birsner
Edward P. Birsner
Notary Public

Edward P. Birsner
Consul of the United States of America